Exhibit 12.1

AUDIOCODES LTD.

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the computation of our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income tax and extraordinary items plus fixed charges.  For the purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations plus fixed charges.

	Year Ended December 31,								Nine Months Ended September 30,
	2008		2009		2010	2011	2012		2013
Computation of Earnings:
Pretax Income (loss) from continuing operations	$(82,703)		$(2,928)		$10,343	$7,679	$(3,282)		$1,629
Add:
Fixed charges	$9,125		$5,830		$1,626	$1,823	$2,508		$1,553

Adjusted earnings	$(73,578)		$2,902		$11,969	$9,502	$(774)		$3,182

Computation of Fixed charges:
Interest expense	$2,947		$1,866		$318	$346	$900		$482
Amortization of discount relating to indebtedness	$4,868		$2,828		$0	$0	$0		$0
Interest portion of operating lease expenses (d)	$1,310		$1,136		$1,308	$1,477	$1,608		$1,071

Total fixed charges	$9,125		$5,830		$1,626	$1,823	$2,508		$1,553

Ratio of earnings to fixed charges	(8.06	)(a)	0.50	(b)	7.36	5.21	(0.31	)(c)	2.05

(a)           Due to the loss recorded in 2008, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $83 million to achieve coverage of 1:1 in 2008.

(b)           Due to the loss recorded in 2009, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $3 million to achieve coverage of 1:1 in 2009.

(c)           Due to the loss recorded in 2012, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $3 million to achieve coverage of 1:1 in 2012.

(d)           Rents included in the computation consist of 31% of rental expense which we believe to be a conservative estimate of an interest factor in our operating leases, which are not material.